EXHIBIT 99.1

June 30, 2011

"Bezeq" The Israel Telecommunication Corp., Limited  ("the Company")

Re: Notice of results of an offer pursuant to a shelf proposal report dated
June 29, 2011

Pursuant to Section 30 of the Securities Law, 5728-1968 and pursuant to the Securities Regulations (Notice of Results of the Offer in a Prospectus), 5730-1969, the Company hereby informs of the results of the offer according to the Company's shelf report of June 29, 2011 ("the Shelf Proposal Report") published according to the Company's shelf prospectus of June 1, 2011, as amended on June 22, 2011.

1.	According to the Shelf Proposal Report, the public was offered debentures (Series 6 to 8) as follows:

1.1
Up to 1,250,000,000 NIS nominal value debentures (series 6), registered in name, of 1 NIS nominal value each in exchange for their nominal value ("the Debentures (Series 6)"). The Debentures (Series 6) were offered to the public in 1,250,000 units, each including 1,000 NIS nominal value Debentures (Series 6) for a price of 1,000 NIS ("Units 6") by way of a tender regarding the rate of interest that the Debentures (Series 6) will bear in a uniform offer.

1.2
Up to 500,000,000 NIS nominal value debentures (series 7), registered in name, of 1 NIS nominal value each in exchange for their nominal value ("the Debentures (Series 7"). The Debentures (Series 7) were offered to the public in 500,000 units, each including 1,000 NIS nominal value Debentures (Series 7) for a price of 1,000 NIS ("Units 7") by way of a tender regarding the interest margin above the short term Government loan ("STGL") yield per annum that the Debentures (Series 7) will bear in a uniform offer.

1.3
Up to 1,250,000,000 NIS nominal value debentures (series 8), registered in name, of 1 NIS nominal value each in exchange for their nominal value ("the Debentures (Series 8"). The Debentures (Series 8) were offered to the public in 1,250,000 units, each including 1,000 NIS nominal value Debentures (Series 8) for a price of 1,000 NIS ("Units 8") by way of a tender regarding the rate of interest that the Debentures (Series 8) will bear in a uniform offer.

1.4	The Company chose to realize its right to allocate additional 79,363 Units 8 as stated in Section 2.4 of the Shelf Proposal Report.

2.	The results of the tender for the purchase of the Debentures (Series 6)

Following are the results of the tender for the purchase of the Debentures (Series 6) held on June 30, 2011:

2.1	Classified investors made an early commitment to place orders for purchasing 878,785 Units 6 at such rate of interest and number of units as specified in the Shelf Proposal Report.

2.2	The offering of the units was not guaranteed by underwriting.

2.3
In the tender 1,024 orders were placed by the public for purchasing 79,303 Units 6 in addition to 68 orders for purchasing 878,785 units placed by early commitment of the classified investors, namely – the total number received in the tender is orders for purchasing 958,088 Units 6 at a total amount of 958,088,000 NIS.

2.4
The annual interest rate determined in the tender is 3.70% ("the Interest Rate Determined in Tender 6"). The semi-annual interest rate on any date of payment for the 6-month period ending on the date of payment will be 1.85%, with the exception of the first interest payment for the period from the date of payment (July 3, 2011) until December 1, 2011, calculated on a base of 365 days per year according to the number of days during this period, which will be 1.54082%.

2.5	According to the results of the tender, a total of 958,088 Units 6 at a total nominal value of 958,088,000 NIS will be allocated as follows:

2.5.1
312 orders for purchasing 615,187 Units 6 (including 50 orders from classified investors for purchasing 585,851 Units 6) in respect of which a rate of interest was determined which is lower than the Interest Rate Determined in Tender 6 – were fully accepted.

2.5.2	780 orders for purchasing 342,901 Units 6 in respect of which a rate of interest was determined which is equal to the Interest Rate Determined in Tender 6 – were fully accepted.

2.6	The total gross consideration to be received by the Company for Debentures (Series 6) to be allocated pursuant to the Shelf Proposal Report is 958,088,000 NIS.

3.	The results of the tender for the purchase of the Debentures (Series 7)

Following are the results of the tender for the purchase of the Debentures (Series 7) held on June 30, 2011:
3.1	Classified investors made by an early commitment to place orders for purchasing 377,789 Units 7 at such rate of interest and number of units as specified in the Shelf Proposal Report.

3.2	The offering of the units was not guaranteed by underwriting.

3.3
In the tender 249 orders were placed by the public for purchasing 47,166 Units 7 in addition to 59 orders for purchasing 377,789 units placed by an early commitment of the classified investors, namely – the total number received in the tender is 308 orders for purchasing 424,955 Units at a total amount of 424,955,000 NIS.

3.4
The annual interest margin determined in the tender is 1.40% ("the Interest Margin Determined in Tender 7"). As stated in the Shelf Proposal Report, the relevant STGL series for calculating the STGL yield per annum for the first interest period from the date of payment (July 3, 2011) until September 1, 2011, is 612 STGL series. The STGL yield as at the date of payment, which is calculated, as aforesaid, in the Shelf Proposal Report, is 3.51800%1. The interest rate that the debentures will bear due to the period from the date of payment (July 3, 2011) until September 1, 2011 (calculated based on 365 per year according to the number of days during this period, according to an annual interest of 4.918%2) is 0.82191%.

3.5	According to the results of the tender, a total of 424,955 Units 7 at a total nominal value of 424,955,000 NIS will be allocated as follows:

3.5.1
273 orders for purchasing 367,749 Units 7 (including 52 orders from classified investors for purchasing 341,994 Units 7) in respect of which an interest margin was determined which is lower than the Interest Margin Determined in Tender 7 – were fully accepted.

3.5.2
35 orders for purchasing 57,206 Units 7 (including 7 orders from classified investors for purchasing 35,795 Units 7) in respect of which interest margin was determined which is equal to the Interest Margin Determined in Tender 7 – were fully accepted.

The total gross consideration to be received by the Company for Debentures (series 7) to be allocated pursuant to the Shelf Proposal Report is approximately 424,955,000 NIS.
4.	The results of the tender for the purchase of the Debentures (Series 8)

Following are the results of the tender for the purchase of the Debentures (Series 8) held on June 30, 2011:
4.1	Classified investors made an early commitment to place orders for purchasing 977,027 Units 8 at such rate of interest and number of units as specified in the Shelf Proposal Report.

4.2	The offering of the units was not guaranteed by underwriting.

4.3
In the tender 3,872 orders were received from the public for purchasing 352,336 Units 8 in addition to 111 orders for purchasing 977,027 Units 8 received by an early commitment of the classified investors, namely – the total number received in the tender is 3,983 orders for purchasing 1,329,363 Units 8 at a total amount of 1,329,363,000 NIS.

4.4
The annual interest rate determined in the tender is 5.70% ("the Interest Rate Determined in Tender 8"). The semi-annual interest rate on any date of payment for the 6-month period ending on the date of payment will be 2.85%, with the exception of the first interest payment for the period from the date of payment (July 3, 2011) until December 1, 2011, calculated on a base of 365 days per year according to the number of days during this period, which will be 2.37370%.

4.5
According to the results of the tender and after exercising the additional allocation right, as stated in Section 1.4 above, a total of 1,329,363 Units 8 at a total nominal value of 1,329,363,000 NIS will be allocated as follows:

4.5.1
3,960 orders for purchasing 1,220,191 Units 8 (including 99 orders from classified investors for purchasing 870,405 Units 8) in respect of which a rate of interest was determined which is lower than the Interest Rate Determined in Tender 8 – were fully accepted.

4.5.2
23 orders for purchasing 109,172 Units 8 (including 12 orders from classified investors for purchasing 106,622 Units 8) in respect of which a rate of interest was determined which is equal to the Interest Rate Determined in Tender 8 – were fully accepted.

4.6	The total gross consideration to be received by the Company for Debentures (Series 8) to be allocated pursuant to the Shelf Proposal Report is approximately 1,329,363,000 NIS.

5.	Total offer consideration

The total gross consideration to be received by the Company for the Debentures (Series 6 to 8) to be allocated pursuant to the Shelf Proposal Report is approximately 2,712,406,000 NIS.

The Company thanks the investors for accepting the offer according to the Shelf Proposal Report.

1 Arithmetic mean of STGL yield per annum during the 5 trade days preceding the payment date (June 26 to 30, 2011, inclusive).

2 STGL yield per annum together with the annual margin.